Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(File No. 333-106269)

The following are articles from a newsletter to employees of J.D. Edwards & Company, which relate to the proposed acquisition of J.D. Edwards by PeopleSoft, Inc. and are posted on J.D. Edwards’ internal website.

On June 19, 2003, PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC, and J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the proposed acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have mailed a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

A Message from Bob Dutkowsky: State of the Business

Dear Colleague:

It’s safe to say that the last six weeks have been like no other time in the history of J.D. Edwards. To put in perspective just how significant the announcement we made with PeopleSoft is, consider that J.D. Edwards is typically mentioned in the media about 180 times each month, but in June, that number grew to more than 11,000.

Our planned merger with PeopleSoft has the entire tech sector buzzing. It’s clear from all the activity that followed our announcement that the bold step we have taken is strategic and favorable for both companies. But it has also created a great deal of uncertainty — and rightfully so.

Given the circumstances, I commend each of you on staying focused on the job at hand, doing your best to move our business forward, and being attentive to the needs of your customers. In demonstrating that kind of commitment, you have reinforced the value of one of the things that PeopleSoft found most attractive about J.D. Edwards — its people.

I would love to tell you that we have all the answers to your questions, but with business transactions of this size and nature, it’s extremely difficult to say with much certainly what may or may not happen next.

However, there are some things that we know for certain. For example, we do expect more information to become available after the Department of Justice (DOJ) rules on the Hart-Scott-Rodino filings by both PeopleSoft and J.D. Edwards. That ruling is expected July 14, and following the DOJ decision, I invite you to view a webcast in which I will offer some perspective around what the decision means to our merger agreement. I will also communicate any other information that is known at that time.

There is always a tendency to be fearful of the unknown, and only through the passage of time will we all get a better indication of what the future holds. In the meantime, we will communicate what we know, when we know it. What we will not do is speculate or publish misinformation.

I again thank you for your efforts during this time of transition. Please be sure to view the webcast presentation July 15 for the most current information on our merger with PeopleSoft.

-Bob

Reminder: Deadline to Tender ESPP or 401(k) Shares is July 15

If you plan to tender any J.D. Edwards shares of stock that you own through the Employee Stock Purchase Plan (ESPP) or the 401(k) plan, such shares must be tendered by July 15 (by 4 p.m. EST for Fidelity shares and 11:59 p.m. EST for E*TRADE shares). This deadline is two-days prior to the expiration date of the tender offer by PeopleSoft to J.D. Edwards shareholders because both E*TRADE and Fidelity need time to process the shares that are tendered.

Choosing to tender your shares is a vote for the PeopleSoft-J.D. Edwards merger. If you decide not to tender your shares or simply fail to take action prior to the July 15 deadline, it is a vote against the merger.

You should have received information in the mail from E*TRADE and Fidelity that provides instructions on how to tender your shares. If you hold shares with any other brokerage firm, you will need to contact them directly for information related to expiration dates and tendering instructions.

If you require additional information concerning the procedure to tender shares attributable to your individual account, please contact E*TRADE at 1-800-786-2575 for ESPP and stock options and Fidelity at 1-800-421-3844 for the retirement plan. If you require additional information concerning the terms and conditions of the offer, please call the information agent, Georgeson Shareholder Services, toll free at 800-248-2681 if you are in North America or 866-324-5899 if you are outside North America.

Note: These firms must receive your tender election by the deadline. If you are submitting your election by mail, be sure to allow sufficient time for your election to reach the firm by the firm’s deadline.

Stock Options are not eligible for tendering as they are only an option to purchase stock rather than actual stock ownership.

Stock and Merger-Related Questions: Where to go for Answers

PeopleSoft’s tender offer has created various questions. Knowing where to go for answers is important as employees make decisions within the next week. Note below the available sources and what type of questions each source can address.

July 7 OneVoice

Sample questions that were answered include:

•      How do I calculate the potential exchange value of my
        JDEC ESPP shares and stock options?

•      What choices do I have with my JDEC ESPP shares and
        stock options?

•      What stock-related materials should I be receiving from
        vendors?

E*TRADE

•      ESPP shares purchased prior to December 2001 may be viewed at www.etrade.com

•      ESPP shares purchased after December 2001 may be viewed at www.optionslink.com

•      U.S. customers 1-800-838-0908 and press 0

•      Canada customers 1-888-283-7787

•      Non-U.S. customers 1-650-599-0125 and press 0

Sample questions that can be answered include:

•      How do I tender my ESPP shares?

•      How many ESPP shares and/or stock options do I have?

•      At what price did I purchase my ESPP shares?

•      How do I exercise my options?

Do not contact E*TRADE with questions related to the PSFT exchange value or terms of the tender offer.

Fidelity • www.401k.com • 1-800-421-3844	Sample questions that can be answered include: • How do I tender the stock held within my 401(k)? • What choices do I have with JDEC stock held within my 401(k)?

Georgeson • U.S. customers 1-800-248-2681 • Non-U.S. customers 1-866-324-5899	Sample question that can be answered includes: • What are the terms of the PeopleSoft tender offer? Do not contact Georgeson with questions related to your stock option, ESPP, or 401(k) plan.

Outside Stock Broker If your JDEC shares are held with another broker (such as Charles Schwab or Merrill Lynch), contact them directly.	Sample questions that can be answered include: • How do I tender my JDEC shares? • How many shares do I have? • What is the current value of my JDEC shares?

Outside Financial Advisor Contact your own financial advisor.	Sample questions that can be answered include: • What should I do with my JDEC shares and/or stock options? • What are the tax implications of my decision?

Mergerinfo@jdedwards.com	Submit other merger-related questions to this Microsoft® Outlook mailbox. Questions not already addressed will be compiled and answered as soon as possible.